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                            February 27, 2024

       Patrick Gadson
       Partner, Vinson & Elkins LLP
       Walt Disney Co
       The Grace Building
       1114 Avenue of the Americas
       32nd Floor
       New York, New York 10036

                                                        Re: Walt Disney Co
                                                            Definitive
Additional Soliciting Materials filed by Blackwells Capital LLC et al.
                                                            Filed February 26,
2024
                                                            File No. 001-38842

       Dear Patrick Gadson:

             We have reviewed your filing and have the following comments. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Definitive Additional Soliciting Materials

       Slide presentation, page 20

   1. You state that you believe Disney's stock price could reach certain specific amounts given a more concerted effort
to incorporate AI in the company's strategy. Please provide us, supplementally, support
for your calculations in reaching the $156.84 and $246.96 figures.
 Patrick Gadson
FirstName LastNamePatrick Gadson
Walt Disney Co
Comapany27,
February   NameWalt
            2024    Disney Co
February
Page  2 27, 2024 Page 2
FirstName LastName
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Daniel Duchovny at 202-551-3619.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions